UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: October 21, 2010

	By:	/S/ ELENA SHMATOVA
	Name:	Elena Shmatova
	Title:	General Director

VIMPELCOM LTD.

Claude Debusseylaan 15, 1082 MC Amsterdam, the Netherlands

VimpelCom Group Issues Ruble Bonds in the Amount of Approximately

$658 million

Amsterdam (October 20, 2010) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that on October 19, 2010 it issued Russian ruble-denominated bonds through LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, in an aggregate principal amount of 20 billion Russian rubles, which is the equivalent of approximately $658 million at today’s Central Bank of Russia exchange rate. The bonds are guaranteed by OJSC “Vimpel-Communications”, a subsidiary of VimpelCom Ltd. The bonds have a five-year maturity and bear an annual interest rate of 8.3%. The proceeds of the offering will be used for financing development and expansion of OJSC VimpelCom’s core business.

This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”). Unless and until so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

For more information, please contact:

Alexey Subbotin VimpelCom Tel: +31 20 79 77 200 (Amsterdam) Tel: + 7 495 974-5888 (Moscow) Investor_Relations@vimpelcom.com	Mateo Millett FD Tel: 1-617 897-1533 mateo.millett@fd.com